UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 01, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	FRN Variable Rate Fix dated 6 September 2012
Exhibit No. 2	FRN Variable Rate Fix dated 7 September 2012
Exhibit No. 3	Barclays speaks at New York investor conference dated 10 September 2012
Exhibit No. 4	Director/PDMR shareholding dated 10 September 2012
Exhibit No. 5	Invitation to Purchase Notes for Cash dated 10 September 2012
Exhibit No. 6	Invitation to Purchase Notes for Cash dated 10 September 2012
Exhibit No. 7	Director/PDMR Shareholding dated 11 September 2012
Exhibit No. 8	Director/PDMR Shareholding dated 14 September 2012
Exhibit No. 9	FRN Variable Rate Fix dated 17 September 2012
Exhibit No. 10	FRN Variable Rate Fix dated 17 September 2012
Exhibit No. 11	Additional Listing dated 18 September 2012
Exhibit No. 12	Invitation to Purchase Notes for Cash (Results) dated 18 September 2012
Exhibit No. 13	Invitation to Purchase Notes for Cash (Results) dated 18 September 2012
Exhibit No. 14	FRN Variable Rate Fix dated 20 September 2012
Exhibit No. 15	FRN Variable Rate Fix dated 20 September 2012
Exhibit No. 16	Antony Jenkins speakes at investor conference dated 25 September 2012
Exhibit No. 17	Director/PDMR Shareholding dated 26 September 2012
Exhibit No. 18	FRN Variable Rate Fix dated 26 September 2012

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 01, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 01, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

Re:	BARCLAYS BANK PLC.
EUR 250,000,000.00
MATURING: 08-Sep-2014
ISIN: XS0673964721

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-Sep-2012 TO 10-Dec-2012 HAS BEEN FIXED AT 0.956000 PCT

DAY BASIS: ACTUAL/360

INTEREST PAYABLE VALUE 10-Dec-2012 WILL AMOUNT TO:
EUR 2.42 PER EUR 1,000.00 DENOMINATION

Citibank

Source: Citibank

Exhibit No. 2

As Agent Bank, please be advised of the following rate determined on: 07/09/12
Issue	¦ Barclays Bank PLC - Series 155 USD 500,000,000 Callable FRN due 11 Sep 2017

ISIN Number	¦ XS0229313696
ISIN Reference	¦ 22931369
Issue Nomin USD	¦ 500000000
Period	¦ 11/09/12 to 11/12/12	Payment Date 11/12/12
Number of Days	¦ 91
Rate	¦ 0.60775
Denomination USD	¦ 1000	¦ 500000000 ¦

Amount Payable per Denomination	¦ 1.54	¦ 768128.47 ¦

Bank of New York
Rate Fix Desk	Telephone	¦ 44 1202 689580
Corporate Trust Services Facsimile		¦ 44 1202 689601

BARCLAYS BANK PLC

Source: BARCLAYS BANK PLC

Exhibit No. 3
10 September 2012

Barclays PLC

Barclays speaks at New York investor conference

Antony Jenkins, Group Chief Executive, Barclays PLC is making the opening remarks today at the Barclays Global Financials Conference in New York.

The keynote presentation by Rich Ricci, Chief Executive, Corporate & Investment Banking, Barclays PLC takes place later in the day.

A copy of their remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays Group website at the link below:
http://group.barclays.com/Investor-Relations

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 4
10 September 2012

Barclays PLC
(the 'Company')

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1.     On 7 September 2012, the Company was notified that an option had, on 5 September 2012, been granted under the Barclays Sharesave Scheme (Sharesave), a HM Revenue & Customs approved all-employee share plan, over ordinary shares in the capital of Barclays PLC (the 'Company') at an exercise price of 144 pence per share to the following Director:

Director	Number of Shares under Option	Maturity Date
Mr C G Lucas	6250	01/11/2015

2.     In accordance with DTR 3.1.2R, on 10 September 2012 Mark Harding, a person discharging managerial responsibility, notified the Company that, on 10 September 2012, he and his connected persons had sold 67,193 ordinary shares in the capital of the Company at a price of 208.3 pence per share.

The total shareholding for Mr C G Lucas, Director, is as follows:

Beneficial Holding	Non-Beneficial Holding
904,851	-

Exhibit No. 5

10 September 2012

BARCLAYS BANK PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays Bank PLC (the "Issuer") has today launched invitations to holders of certain Notes (as set out in the table below) issued by the Issuer to tender such Notes for purchase by the Issuer at (the "Offers"), subject to applicable offer and distribution restrictions. The purchase price for each Series of Notes will be calculated by Barclays Bank PLC in its capacity as dealer manager (the "Dealer Manager") by reference to the relevant Fixed Spread above the applicable Benchmark Rate at or around 2.00 p.m. (London time) on 18 September 2012.

The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated 10 September 2012 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offers

Description of Notes	ISIN Numbers	Aggregate Principal Amount Outstanding	Benchmark Rate	Fixed Spread
€2,000,000,000 4.875 per cent. Fixed Rate Notes due 2019	XS0445843526	€1,951,533,000	Euro interpolated Mid-Swap Rate	85 bps
£750,000,000 5.75 per cent. Fixed Rate Notes due 2021	XS0446381930	£723,574,000	Sterling interpolated Mid-Swap Rate	140 bps

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made to the Issuer.  The Issuer intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in the announcement following the Expiration Deadline.

Rationale for the Offers

The Issuer has today also invited holders of certain U.S. dollar-denominated debt securities to tender those securities for purchase. The targeting of these longer dated senior unsecured liabilities for repurchase is part of the Issuer's ongoing liability management programme, with the intention of optimising the duration of its balance sheet and managing wholesale funding levels within its robust and conservative liquidity risk framework.

Accrued Interest Payment

The Issuer will pay accrued and unpaid interest in respect of all Notes validly tendered and delivered and accepted for purchase by the Issuer pursuant to the Offers, from (and including) the immediately preceding interest payment date for the relevant Series of Notes to (but excluding) the Settlement Date.

Tender Offer Period

The Offers commence on 10 September 2012 and will end at 11.00 p.m. (London time) on 17 September 2012 (the "Expiration Deadline") unless extended by the Issuer, in which case notification to that effect will be given by or on behalf of the Issuer by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via RNS.

Holders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

Expected Timetable of Events

The times and dates below are indicative only.

Date	Action
10 September 2012	Commencement of the Offers
Offers announced by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via RNS.
Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.
17 September 2012 11.00 p.m. London time
Expiration Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

18 September 2012 at or around 2.00 p.m. (London time)	Pricing Time Determination of the Benchmark Rates (for the purpose of calculating the applicable Repurchase Yield and Purchase Price for each Series of Notes).
18 September 2012 As soon as reasonably practicable after the Pricing Time
Announcement of Result of Offers
Announcement of the Issuer's decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers (including, if applicable, the Settlement Date for such Offers).

Details of:
(i) the applicable Purchase Price, Accrued Interest, Repurchase Yield and Benchmark Rate for each Series of Notes;
(ii) the final aggregate principal amount of the Notes tendered pursuant to the Offers; and
(iii) the aggregate principal amount of Notes accepted for purchase pursuant to the Offers, distributed by way of announcements on the relevant Notifying News Service(s), through the Clearing Systems and via RNS.
20 September 2012	Settlement Expected Settlement Date for the Offers. Payment of relevant Purchase Price and Accrued Interest Payment in respect of the Offers.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum.  Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
Tel:       +44 (0)20 7773 8990
Attention: Liability Management Group

Email: liability.management@barclays.com

The Tender Agent

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom

Tel:       +44 20 7704 0880
Fax:      +44 20 7067 9098
Attention: Thomas Choquet / Yves Theis
Email: barclays@lucid-is.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0)20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0)20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0)20 7116 6132

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement.  This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers.  None of the Issuer, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the Notes, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offers will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum.  Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the "Relevant Persons"). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this financial promotion must not be relied or acted upon by persons other than Relevant Persons.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France").  Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Offers.  The Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy ("Italy") as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the "CONSOB Regulation"). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Noteholders, or beneficial owners of the Notes, located in Italy can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Exhibit No. 6

September 10, 2012

BARCLAYS BANK PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays Bank PLC (the "Issuer") has today launched invitations to holders of certain Notes (as set out in the table below) issued by the Issuer to tender any and all of such Notes for purchase by the Issuer (the "Offers"), subject to applicable offer and distribution restrictions. The purchase price for each Series of Notes will be calculated by the Dealer Manager by reference to the applicable Fixed Spread over the yield to maturity of the applicable Reference U.S. Treasury Security at 2:00 p.m. (New York City time) on September 17, 2012 (the "Price Determination Time").

The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated September 10, 2012 (the "Tender Offer Memorandum"). Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offers

Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Fixed Spread (Basis Points)	Reference U.S. Treasury Security	Bloomberg Reference Page
US$2,000,000,000 6.75 per cent. Senior Notes due 2019	06739F FS5 / US06739FFS56	US$2,000,000,000	145	1.625% U.S. Treasury Note due 8/15/2022	BBT1
US$3,000,000,000 5.125 per cent. Senior Notes due 2020	06739G AR0 / US06739GAR02	US$2,824,000,000	140	1.625% U.S. Treasury Note due 8/15/2022	BBT1

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made through the Clearing Systems. The Issuer intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in an announcement following the Expiration Deadline.

Tenders of Notes will be irrevocable except in the limited circumstances described under "Amendment and Termination-Revocation Rights" in the Tender Offer Memorandum

Rationale for the Offers

The Issuer has today also invited holders of certain euro- and sterling-denominated debt securities to tender those securities for purchase. The targeting of these longer dated senior unsecured liabilities for repurchase is part of the Issuer's ongoing liability management program, with the intention of optimizing the duration of its balance sheet and managing wholesale funding levels within its robust and conservative liquidity risk framework.

Accrued Interest Payment

The Issuer will pay accrued and unpaid interest in respect of all Notes validly tendered and delivered and accepted for purchase by the Issuer pursuant to the Offers, from (and including) the immediately preceding interest payment date for the relevant Series of Notes to (but excluding) the Settlement Date.

Tender Offer Period

The Offers commence on September 10, 2012 and will end at 11:59 p.m. (New York City time) on September 17, 2012 (the "Expiration Deadline"), unless extended by the Issuer, in which case notification to that effect will be given by or on behalf of the Issuer by way of the issue of a press release to one or more Notifying News Service(s) and via RNS.

Noteholders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

Expected Timetable of Events

The times and dates below are indicative only.

Time and Date	Event
September 10, 2012
Commencement of the Offers
Offers announced by way of the issue of a press release to one or more Notifying News Service(s) and via RNS.
Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.

2:00 p.m. (New York City time) on September 17, 2012
Price Determination Time
The Dealer Manager will calculate the Purchase Price for each Series of Notes in the manner described in this Tender Offer Memorandum by reference to the applicable Fixed Spread over the yield to maturity, calculated by the Dealer Manager in accordance with standard market practice, of the applicable Reference U.S. Treasury Security, based on the bid side price of such Reference U.S. Treasury Security as displayed on Bloomberg Reference Page BBT1 (or, if such Bloomberg Reference Page is unavailable or manifestly erroneous, such other recognized quotation source as the Dealer Manager may in its sole and absolute discretion select).
After the determination of the Purchase Price for each Series of Notes, the Issuer will announce such Purchase Prices by way of the issue of a press release to one or more Notifying News Service(s).

11:59 p.m. (New York City time) on September 17, 2012
Expiration Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

September 18, 2012
Announcement of Result of Offers
Announcement of the Issuer's decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers (including, if applicable, the expected Settlement Date for such Offers) distributed by way of the issue of a press release to one or more Notifying News Service(s) and via RNS.

September 20, 2012	Settlement Expected Settlement Date. Payment of the Purchase Price and any Accrued Interest Payment in respect of the Offers.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: liability.management@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
United States
Banks and Brokers Call: +1 (212) 430-3774
Toll Free Number: +1 (866) 937-2200
Attention: Corporate Actions
Email: Info@gbsc-usa.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0) 20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0) 20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0) 20 7116 6132

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether Noteholders should participate in the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the Notes, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offers will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the "Relevant Persons"). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this financial promotion must not be relied or acted upon by persons other than Relevant Persons.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Offers. The Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy ("Italy") as exempted offers pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the "CONSOB Regulation"). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Noteholders, or beneficial owners of the Notes, located in Italy can tender some or all of their Notes pursuant to the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

Exhibit No. 7

11 September 2012

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

Sir David Walker, a Director and the Chairman-elect of the Company, notified the Company on 11 September 2012 that, on 11 September 2012, he had purchased 2,000 ordinary shares in the Company at a price of 206.40 pence per share.

Following this transaction, Sir David Walker has a total beneficial interest in 2,000 ordinary shares in the Company.

Exhibit No. 8

14 September 2012

Barclays PLC
(the "Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R(1)(a)

1. The Barclays ESAS Nominee confirmed to the Company on 14 September 2012 that it had on 7 September 2012 re-invested an amount equal to the interim dividend for the year ended 31 December 2012 in ordinary shares of the Company at a price of £2.0627 per share for the following Directors/Persons Discharging Managerial Responsibilities ("PDMR"). The number of shares received is as follows:

Director/PDMR	No. of shares received
A Jenkins	218
R Ricci	1087
T Kalaris	1675

The number of shares held in the Barclays ESAS Nominee forms a proportion of the shares which were provisionally allocated by the trustee under ESAS on March 2007.

2. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 14 September 2012 that it had on 7 September 2012 re-invested the interim dividend for the year ended 31 December 2012 in ordinary shares of the Company at a price of £2.0627 per share for the following PDMR. The number of shares received is as follows:

PDMR	No. of shares received
R Le Blanc	2154

3. The Administrators of the Dividend Reinvestment Plan (the "Plan") notified the Company on 13 September 2012 that, following the re-investment of the interim dividend for the year ended 31 December 2012, the following Directors/PDMRs and their connected persons received on 13 September 2012, ordinary shares in the Company under the Plan at a price of £2.0378 per share. The number of shares received is as follows:

Director/PDMR	No. of shares received
M Harding	165
A Jenkins	67
C Lucas	4377

4. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, informed the Company on 13 September 2012 that, on 12 September 2012 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the interim dividend for the year ended 31 December 2012, for the following Directors/PDMRs at a price of £2.0053 per share:

Director/PDMR	No. of shares received
C Lucas	21
M Harding	15
R Le Blanc	1

5. The Company was notified on 14 September 2012 that, on 13 September 2012, following the re-investment of the interim dividend for the year ended 31 December 2012, the following PDMR or his connected persons had received ordinary shares in the Company as follows:

PDMR	No. of shares received	Price
T Kalaris T Kalaris	24,381 7,254	£2.0378 per share £2.0582 per share

The revised total shareholding for each Director following these transactions is as follows:

Director	Beneficial Holding	Non-Beneficial Holding
A Jenkins	1,581,619	-
C Lucas	909,249	-

Exhibit No. 9

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Sep-2012 TO 16-Oct-2012 HAS BEEN FIXED AT 1.070000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Oct-2012 WILL AMOUNT TO:
GBP 42.51 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 10

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-Sep-2012 TO 16-Oct-2012 HAS BEEN FIXED AT 1.070000 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-Oct-2012 WILL AMOUNT TO:
GBP 42.51 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 11

Barclays PLC
the 'Company'

The Company announces that application has been made to the UK Listing Authority and the London Stock Exchange for the block listing of 296,000,000 Ordinary shares of 25 pence each in the capital of the Company (the 'Shares') to trade on the London Stock Exchange and to be admitted to the Official List. The Shares will be issued under Employee Share Schemes as follows:

Employee Share Scheme	Number Shares
Barclays Group Share Incentive Plan	15,000,000
Barclays Group Share Value Plan	261,000,000
Barclays Long Term Incentive Plan	20,000,000

When issued, the Shares will rank equally with the existing issued shares of the Company.

Exhibit No. 12

18 September 2012

BARCLAYS BANK PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS

On 10 September 2012, Barclays Bank PLC (the "Issuer") launched invitations to holders of certain Notes (as set out in the table below) issued by the Issuer to tender such Notes for purchase by the Issuer (the "Offers"), subject to applicable offer and distribution restrictions.

Further to such invitations, the Issuer hereby informs the Noteholders that, as of the Expiration Deadline for the Offers (being 11.00 p.m. (London time) on Monday, 17 September 2012), the aggregate principal amount of each series of Notes validly tendered and to be accepted for purchase, and the pricing of the Offers is as set out in the table below, and each such Noteholder is entitled to receive on the Settlement Date, being 20 September 2012, the Purchase Price plus any Accrued Interest Payment.

Description of Notes	ISIN Numbers	Aggregate Principal Amount Outstanding	Aggregate Principal Amount accepted for Purchase	Benchmark Rate	Fixed Spread	Repurchase Yield	Purchase Price per €1,000 / £1,000 Principal Amount	Accrued Interest per €1,000 / £1,000 Principal Amount
€2,000,000,000 4.875 per cent. Fixed Rate Notes due 2019	XS0445843526	€1,951,533,000	€468,648,000	1.420%	85 bps	2.270%	€1,164.51	€5.08
£750,000,000 5.75 per cent. Fixed Rate Notes due 2021	XS0446381930	£723,574,000	£320,400,000	1.834%	140 bps	3.234%	£1,189.74	£5.36

The Issuer intends to accept all Notes validly offered for purchase, subject, inter alia, to the Noteholders having offered for purchase the relevant Minimum Denomination of Notes. All Notes purchased pursuant to the Offers will be cancelled.

The Offers have now expired and no further Notes can be tendered for purchase.

The Offers remain subject to the conditions and restrictions set out in a tender offer memorandum dated 10 September 2012 (the "Tender Offer Memorandum"). Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum.  Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
Tel:       +44 (0)20 7773 8990
Attention: Liability Management Group
Email:
liability.management@barclays.com

The Tender Agent

Lucid Issuer Services Limited
Leroy House
436 Essex Road
London N1 3QP
United Kingdom
Tel:       +44 20 7704 0880
Fax:      +44 20 7067 9098
Attention: Thomas Choquet / Yves Theis
Email:barclays@lucid-is.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0)20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0)20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0)20 7116 6132

DISCLAIMER
The Dealer Manager does not take responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum. No offer to acquire any Notes is being made pursuant to this announcement.
The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

Exhibit No. 13

September 18, 2012

BARCLAYS BANK PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS

On September 10, 2012, Barclays Bank PLC (the "Issuer") launched invitations to holders of certain Notes (as set out in the table below) issued by the Issuer to tender any and all of such Notes for purchase by the Issuer (the "Offers"), subject to applicable offer and distribution restrictions.

Further to such invitations, the Issuer hereby informs the Noteholders that, as of the Expiration Deadline for the Offers (11:59 p.m. (New York City time) on Monday, September 17, 2012), the aggregate principal amount of each Series of Notes validly tendered and to be accepted for purchase, and the Purchase Price of each Series of Notes is as set out in the table below, and each such Noteholder is entitled to receive on the Settlement Date, being September 20, 2012, the relevant Purchase Price plus any Accrued Interest Payment.

Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase	Fixed Spread (Basis Points)	Yield on Reference U.S. Treasury Security	Purchase Price per US$1,000 Principal Amount	Accrued Interest per US$1,000 Principal Amount
US$2,000,000,000 6.75 per cent. Senior Notes due 2019	06739F FS5 / US06739FFS56	US$2,000,000,000	US$402,022,000	145	1.842%	US$1,205.57	US$22.13
US$3,000,000,000 5.125 per cent. Senior Notes due 2020	06739G AR0 / US06739GAR02	US$2,824,000,000	US$1,049,637,000	140	1.842%	US$1,121.48	US$10.25

The Issuer intends to accept all Notes validly tendered for purchase, subject,inter alia, to the relevant Noteholder having tendered for purchase the relevant Minimum Denomination of Notes. All Notes purchased pursuant to the Offers will be cancelled.

The Offers have now expired and no further Notes can be tendered for purchase.

The Offers remain subject to the conditions and restrictions set out in a tender offer memorandum dated September 10, 2012 (the "Tender Offer Memorandum"). Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email:
liability.management@barclays.com

The Tender Agent

Global Bondholder Services Corporation
65 Broadway - Suite 404
New York, New York 10006
United States
Banks and Brokers Call: +1 (212) 430-3774
Toll Free Number: +1 (866) 937-2200
Attention: Corporate Actions
Email:
Info@gbsc-usa.com

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations
Charlie Rozes
Tel: +44 (0) 20 7116 5752

Barclays Treasury
Steven Penketh
Tel: +44 (0) 20 7773 0125

Media Relations
Giles Croot
Tel: +44 (0) 20 7116 6132

DISCLAIMER
The Dealer Manager does not take any responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

Exhibit No. 14

As Agent Bank, please be advised of the following rate determined on: 9/20/2012
Issue	¦ Barclays Bank PLC - Series no 86 EUR 100,000,000 Subordinated FRN due 22 Mar 2021

ISIN Number	¦ XS0126504421
ISIN Reference	¦ 12650442
Issue Nomin EUR	¦ 100000000
Period	¦ 41176 to 41267		Payment Date 41267
Number of Days	¦ 91
Rate	¦ 0.703
Denomination EUR	¦ 10000	¦ 100000000	¦

Amount Payable per Denomination	¦ 17.77	¦ 177702.78	¦

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 15

As Agent Bank, please be advised of the following rate determined on: 9/20/2012
Issue	¦ Barclays Bank PLC - Series 143 EUR 50,000,000 Floating Rate Notes due 23 Dec 2023

ISIN Number	¦ XS0183122398
ISIN Reference	¦ 18312239
Issue Nomin EUR	¦ 50000000
Period	¦ 41176 to 41267		Payment Date 41267
Number of Days	¦ 91
Rate	¦ 0.583
Denomination EUR	¦ 10000	¦ 50000000	¦

Amount Payable per Denomination	¦ 14.74	¦ 73684.72	¦

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No. 16

25 September 2012

Barclays PLC

Antony Jenkins speaks at London investor conference

Antony Jenkins, Chief Executive, Barclays PLC is speaking today at the Bank of America Merrill Lynch Banking & Insurance CEO Conference in London.

A copy of Mr Jenkins' remarks, which contain no material new information, will be available for viewing from later today in the Investor Relations section of the Barclays website.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 140,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No. 17

26 September 2012

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

Sir David Walker, a Director and the Chairman-elect of the Company, notified the Company on 26 September 2012 that, on 26 September 2012, he had purchased 25,000 ordinary shares in the Company at a price of 216.26 pence per share.

Following this transaction, Sir David Walker has a total beneficial interest in 27,000 ordinary shares in the Company.

Exhibit No. 18

As Agent Bank, please be advised of the following rate determined on: 9/26/2012
Issue	¦ Barclays Bank PLC - Series 78 EUR 100,000,000 Subordinated FRN due 28 Dec 2040

ISIN Number	¦ XS0122679243
ISIN Reference	¦ 12267924
Issue Nomin EUR	¦ 100000000
Period	¦ 41180 to 41271		Payment Date 41271
Number of Days	¦ 91
Rate	¦ 0.612
Denomination EUR	¦ 1000000	¦ 100000000	¦

Amount Payable per Denomination	¦ 1547	¦ 154700	¦

Barclays Bank PLC

Source: Barclays Bank PLC